

July 30, 2014

Via E-mail
Larry G. Dillon
President and Chief Executive Officer
C&F Financial Corporation
802 Main Street
West Point, VA 23181

>   **Re: C&F Financial Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2013**
>   **Filed March 7, 2014**
>   **File No. 000-23423**

Dear Mr. Dillon:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Part III. Item 11

1. We note that you have listed summary compensation for only three executive officers but are not a smaller reporting company. Please confirm to the staff that no other executive officers earned more than $100,000 in total compensation. See Instruction 1 to Item 402(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Staff Attorney